UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No.__

                    Under the Securities Exchange Act of 1934

                        L-3 COMMUNICATIONS HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                  502424104000
                                 (CUSIP Number)

                                 Jennifer Marre
                                    Secretary
                            Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285
                                 (212) 526-1936
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                  May 21, 1998

             (Date of Event which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.
502424104000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Holdings Inc.
     13-3216325

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [  ]
     (b)  [  ]


3)   SEC Use Only


4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     10,020,000

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     10,020,000

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,020,000

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     37.9%

14)  Type of Reporting Person
     HC/CO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 1998


LEHMAN BROTHERS HOLDINGS INC.
By:  /s/ Jennifer Marre
     ---------------------
Name:  Jennifer Marre
Title: Vice President and
       Secretary

CUSIP No.
502424104000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Inc.
     13-2518466

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [  ]
     (b)  [  ]


3)   SEC Use Only


4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [X]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     2,004,000

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     2,004,000

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,004,000

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     7.6%

14)  Type of Reporting Person
     BD/CO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 1998


LEHMAN BROTHERS INC.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title: Vice President and
       Secretary

CUSIP No.
502424104000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     LB I Group Inc.
     13-2741778

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [  ]
     (b)  [  ]


3)   SEC Use Only


4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     2,004,000

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     2,004,000

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,004,000

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     7.6%

14)  Type of Reporting Person
     HC/CO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 1998


LB I GROUP INC.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title: Secretary

CUSIP No.
502424104000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Capital Partners III, L.P.

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [  ]
     (b)  [  ]


3)   SEC Use Only


4)   Source of Funds (see instructions) OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     8,016,000

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     8,016,000

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,016,000

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13)  Percent of Class Represented by Amount in Row 9 30.3%

14)  Type of Reporting Person
     LP


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 1998


LEHMAN BROTHERS CAPITAL PARTNERS III, L.P.
By:  /s/ Jennifer Marre
     ---------------------
Name:  Jennifer Marre
Title: Authorized Signatory

CUSIP No.
502424104000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers MBG Partners 1997 (A) L.P.

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [  ]
     (b)  [  ]


3)   SEC Use Only


4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     421,489

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     421,489

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     421,489

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13)  Percent of Class Represented by Amount in Row 9
     1.6%

14)  Type of Reporting Person
     CO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 1998


LEHMAN BROTHERS MBG PARTNERS 1997 (A) L.P.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title: Authorized Signer

CUSIP No.
502424104000

1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers MBG Partners 1997 (B) L.P.

2)   Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [  ]
     (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (see instructions)
     OO

5)   Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     187,329

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     187,329

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     187,329

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     .7%

14)  Type of Reporting Person
     LP

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 1998


LEHMAN BROTHERS MBG PARTNERS 1997 (B) L.P.
By:  /s/ Jennifer Marre
    -------------------
Name:  Jennifer Marre
Title: Authorized Signer

Schedule 13D

Item 1.   Security and Issuer

          This  statement  relates to the Common Stock,  par value $0.01
          (the  "Common  Stock"),  of  L-3  Communications   Holdings,  Inc., a
          Delaware corporation ("L-3 Communications"). The address of the principal executive offices of L-3 Communications is 600 Third Avenue, 34th Floor, New York, NY 10016.

Item 2.   Identity and Background

          This statement is filed on behalf of the following entities:

          Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          Holdings through its domestic and foreign subsidiaries is a full-line securities firm and is General Partner of Lehman Brothers Capital Partners III, L.P.

          Lehman Brothers Inc., a Delaware corporation ("LBI"),
          3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          LBI is a wholly owned subsidiary of Holdings and is the parent of LB I Group Inc.

          LB I Group Inc., a Delaware corporation, ("LB I Group"), 3 World Financial Center 200 Vesey Street
          New York, NY 10285

          LB I Group is a wholly owned subsidiary of LBI and is the General Partner of Lehman Brothers MBG Partners 1997 (A) L.P. and Lehman Brothers MBG Partners 1997 (B) L.P.

          Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership ("Capital Partners"),
          3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          Capital Partners is a limited partnership.

          Lehman Brothers MBG Partners 1997 (A) L.P., a Delaware limited partnership ("MBG Partners (A)"),
          3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          MBG Partners A is a limited partnership.

          Lehman Brothers MBG Partners 1997 (B) L.P. a Delaware limited partnership ("MBG Partners (B)"),
          3 World Financial Center
          200 Vesey Street
          New York, NY 10285

          MBG Partners (B) is a limited partnership.

          The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

          Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference has been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source of Funds or Other Consideration

          See Item 4.


Item 4.   Purpose of Transaction

          As of May 18, 1998, L-3 Communications amended its Certificate of Incorporation to convert the different classes of its common stock into one class, the Common Stock, with each outstanding share of Class A and Class B Common Stock being converted into one share of Common Stock, and to increase the authorized shares to 100,000,000 shares of Common Stock. Immediately prior to such conversion, L-3 Communications initially offered 6,000,000 shares of Common Stock, 4,800,000 shares were offered in the U.S. and Canada by U.S. Underwriters and 1,200,000 shares were initially offered outside the U.S. and Canada by the International Managers (the "Common Stock Offering").

          Before the Common Stock Offering, The reporting Persons beneficially owned an aggregate of 10,020,000 shares of Class B Common Stock of L-3 Communications; Capital Partners owned 8,016,000 shares of Class B Common Stock, LB I Group owned 1,395,182 shares of Class B Common Stock, MBG Partners (A) owned 421,489 shares of Class B Common Stock and MBG Partners (B) owned 187,329 shares of Class B Common Stock. The percentage of such beneficial ownership was an aggregate of 49.0%. After the Common Stock Offering, the shares of Class B Common Stock of L-3 Communications converted into one share of Common Stock; Capital Partners received 8,016,000 shares of Common Stock, LB I Group received 1,395,182 shares of Common Stock, MBG Partners
          (A) received 421,489 shares of Common Stock and MBG Partners (B) received 187,329 shares of Common Stock. The Reporting Persons beneficially own an aggregate of 37.9% of the Common Stock. Holdings, General Partner of Capital Partners; LBI, parent of LB I Group; and
          LB I Group, General Partner of MBG Partners (A) and MBG Partners (B), are deemed indirect beneficial owners of such shares.

          David J. Brand, Alberto M. Finali, Eliot M. Fried, Robert B. Millard and Alan H. Washkowitz, Directors of L-3 Communications, are also the limited partners of Capital Partners. Alberto M. Finali, Robert B. Millard and Alan H. Washkowitz are also limited partners of MBG Partners (A). David J. Brand is also a limited partner of MBG Partners
          (B). Such individuals may be deemed to have shared beneficial ownership of shares of Common Stock held by Capital Partners, MBG Partners (A) and MBG Partners (B). Such individuals disclaim any such beneficial ownership.

          Under the terms of a Stockholders Agreement, dated as of April
          30, 1997, among L-3 Communications, Lockheed Martin, Capital Partners, and Messrs. Lanza and LaPenta, certain rights are restricted on the sale of Common Stock of L-3 Communications by the parties after the Common Stock Offering. Except for the terms relating to (i) registration rights, (ii) provision of services by Lehman Brothers Inc. and (iii) the standstill agreement by Lockheed Martin, the Stockholders Agreement terminated upon consumption of the Common Stock Offering.

          Pursuant to the U.S. Underwriting Agreement and the International Underwriting Agreement, respectively, Lehman Brothers Inc. and Lehman Brothers International (Europe) received customary and usual compensation and indemnification and contribution from L-3 Communications as an underwriter and lead manager, respectively.

          The Reporting Persons intend to continually evaluate L-3 Communications business, prospects, financial condition, the market for the Shares, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time. Depending on same factors, the Reporting Persons may decide, subject to the above referenced agreements, to sell all or part of the shares it holds. Any such acquisition or disposition of Shares may be effected through open market or privately negotiated transactions, or otherwise.

          Except as set forth in this Item 4, the Reporting Persons does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of
          Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer

          (a)  See Item 4.

          (b) The Reporting Persons have sole power to vote and dispose of all the shares of Common Stock.

          (c) LBI and other affiliates in the ordinary course of business as broker dealers, may have purchased and sold shares of Common Stock on behalf of their customers.

          (d) Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

          (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See Item 4.

          David J. Brand, Alberto M. Finali, Eliot M. Fried, Robert B. Millard and Alan H. Washkowitz are Managing Directors of Lehman Brothers Inc. and the limited partners of Capital Partners. Alberto M. Finali, Robert B. Millard and Alan H. Washkowitz are also limited partners of MBG Partners (A). David J. Brand is also a limited partner of MBG Partners (B).

Item 7.   Material to be Filed as Exhibits.

          Stockholders Agreement, dated as of April 30, 1997, among L-3 Communications, and the stockholders party, incorporated by reference as Exhibit 10.3 to Registration File No. 333-46975

          Form of U.S. Underwriting Agreement among L-3 Communications and U.S. Underwriters named therein, incorporated by reference as Exhibit 1.1 to Registration File No. 333-46975

          Form  of  International   Underwriting   Agreement  among  L-3
          Communications and International Managers named therein, incorporated by reference as Exhibit 1.2 to Registration File No. 333-46975

                                                                      APPENDIX A
                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                        BUSINESS ADDRESS

Michael L. Ainslie                           Lehman Brothers Holdings Inc.
Private Investor and former                      3 World Financial Center
President and Chief Executive                       New York, NY 10285
Officer of Sotheby's Holdings

John F. Akers                                Lehman Brothers Holdings Inc.
Retired Chairman of                             3 World Financial Center
International Business Machines                    New York, NY 10285
Corporation

Roger S. Berlind                             Lehman Brothers Holdings Inc.
Theatrical Producer                             3 World Financial Center
                                                   New York, NY 10285

Thomas H. Cruikshank                         Lehman Brothers Holdings Inc.
Retired Chairman and Chief                      3 World Financial Center
Executive Officer of Halliburton                   New York, NY 10285
Company

Richard S. Fuld, Jr.                           Lehman Brothers Holdings Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of Lehman Brothers Holdings                 New York, NY 10285
Inc.

Henry Kaufman                                  Lehman Brothers Holdings Inc.
President of Henry Kaufman &                     3 World Financial Center
Company, Inc.                                       New York, NY 10285

Hideichiro Kobayashi*                          Lehman Brothers Holdings Inc.
General Manager for the Americas                 3 World Financial Center
Nippon Life Insurance Co.                           New York, NY 10285

John D. Macomber                               Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                3 World Financial Center
                                                    New York, NY 10285

Dina Merrill                                   Lehman Brothers Holdings Inc.
Actress and Director and Vice                    3 World Financial Center
Chairman of RKO Pictures, Inc.                     New York, NY 10285

-----
All above individuals are citizens of the United States except those individuals with an * who are citizens of Japan.

                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS

Richard S. Fuld, Jr.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285

Jeremiah M. Callaghan                          Lehman Brothers Holdings Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285

John L. Cecil
Chief Administrative Officer                   Lehman Brothers Holdings Inc.
                                                  3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                               Lehman Brothers Holdings Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285

-----
All above individuals are citizens of the United States.


                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS



NAME                                                BUSINESS ADDRESS

Roger S. Berlind                                  Lehman Brothers Inc.
Theatrical Producer                             3 World Financial Center
                                                   New York, NY 10285

Howard L. Clark, Jr.                              Lehman Brothers Inc.
Vice Chairman                                   3 World Financial Center
                                                   New York, NY 10285

Frederick Frank                                   Lehman Brothers Inc.
Vice Chairman                                   3 World Financial Center
                                                   New York, NY 10285

Richard S. Fuld, Jr.                               Lehman Brothers Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of Lehman Brothers Holdings                 New York, NY 10285
Inc.

Charles B. Hintz                                   Lehman Brothers Inc.
Managing Director and                            3 World Financial Center
Chief Financial Officer                             New York, NY 10285

Harvey M. Krueger                                  Lehman Brothers Inc.
Vice Chairman                                    3 World Financial Center
                                                    New York, NY 10285

Bruce R. Lakefield *                               Lehman Brothers Inc.
Managing Director                                3 World Financial Center
                                                    New York, NY 10285

Sherman R. Lewis, Jr.                              Lehman Brothers Inc.
Vice Chairman                                    3 World Financial Center
                                                    New York, NY 10285

-----
Above individuals are citizens of the United States except those individuals with an * who are citizens of the United Kingdom.


                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS


Richard S. Fuld, Jr.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285

Jeremiah M. Callaghan                          Lehman Brothers Holdings Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285

John L. Cecil
Chief Administrative Officer                   Lehman Brothers Holdings Inc.
                                                  3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                               Lehman Brothers Holdings Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285
-----
All above individuals are citizens of the United States.

                                 LB I GROUP INC.

                               BOARD OF DIRECTORS


NAME                                                  BUSINESS ADDRESS

Eliot Fried                                         Lehman Brothers Inc.
Managing Director                                 3 World Financial Center
                                                     New York, NY 10285

David Goldfarb                                      Lehman Brothers Inc.
Controller                                        3 World Financial Center
                                                     New York, NY 10285

Allan S. Kaplan                                     Lehman Brothers Inc.
Managing Director                                 3 World Financial Center
                                                     New York, NY 10285


-----
Above individuals are citizens of the United States.

                                                                      APPENDIX B

Fulco v. Continental Cablevision. This civil action was brought in the United States District Court for the District of Massachusetts alleging a violation of Rule 10b(5) for a material omission in the disclosure documents related to a 1989 partnership roll-up in which Shearson Lehman Brothers rendered a fairness opinion. The jury rendered a verdict in 1993 jointly against Shearson Lehman Brothers and Continental Cablevision, the issuer, for a total of $4.6 million. The case was settled shortly thereafter.

Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brother's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.